04003237

BB 3/4

CM 3.17

UNITED STATES
[SECU]RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED FEB 27 2004 WASHINGTON, D.C.

SEC FILE NUMBER
8- 65505

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/06/02 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mercadien Securities LLC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3625 Quakerbridge Rd.
(No. and Street)

Hamilton (City) NJ (State) 08619 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth Kamen 609-689-2318
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rosenberg Rich Baker Berman + Company
(Name – *if individual, state last, first, middle name*)

380 Foothill Rd. (Address) Bridgewater (City) NJ (State) 08807 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kenneth Kamen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mercadien Securities LLC., as of 12/31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ERIN M. PANCHISON
NOTARY PUBLIC OF NEW JERSEY
My Commission Exp. Aug. 14, 2008

Erin M. Panchison
Notary Public

[signature]
Signature

President
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Mercadien Securities, LLC
Financial Statements and Supplementary Schedules
Pursuant to Rule 17a-5 of the
Securities and Exchange Commission
Year Ended December 31, 2003 and
The Period From May 6, 2002 (Date of Inception)
to December 31, 2002

Mercadien Securities, LLC
Index to the Financial Statements
December 31, 2003 and 2002

Rosenberg Rich
Baker Berman
& COMPANY
A PROFESSIONAL ASSOCIATION OF
CERTIFIED PUBLIC ACCOUNTANTS

380 Foothill Road • P.O. Box 6483 • Bridgewater, NJ 08807-0483
Phone: 908-231-1000 • FAX: 908-231-6894
Website: www.rrbb.com • E-Mail: info@rrbb.com

Independent Auditors' Report

To the Members of
Mercadien Securities, LLC

We have audited the statements of financial condition of Mercadien Securities, LLC as of December 31, 2003 and 2002 and the related accompanying statements of operations, changes in members' equity, and cash flows for the year ended December 31, 2003 and for the period from May 6, 2002 (Date of Inception) to December 2002 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mercadien Securities, LLC as of December 31, 2003 and 2002 and the results of its operations and its cash flows for the year ended December 31, 2003 and for the period from May 6, 2002 (Date of Inception) to December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rosenberg Rich Baker Berman & Company

Bridgewater, New Jersey
February 20, 2004

Mercadien Securities, LLC
Statements of Financial Condition

	December 31, 2003	December 31, 2002
Assets		
Current Assets		
Cash	$ 107,377	$ 17,220
Deposit with clearing agent	50,032	-
Prepaid expenses	340	397
Total Assets	157,749	17,617
Liabilities and Members' Equity		
Current Liabilities		
Accounts payable	3,133	587
Total Liabilities	3,133	587
Commitments and Contingencies		
Members' Equity	154,616	17,030
Total Liabilities and Members' Equity	$ 157,749	$ 17,617

See accompanying notes to the financial statements.

Mercadien Securities, LLC
Statements of Operations

	Year Ended December 31, 2003	Period From May 6, 2002 (Date of Inception) to December 31, 2002
Revenues		
Interest income	$ 32	$ -
Operating Expenses		
Administrative charges	12,000	6,000
Professional development	180	295
Professional memberships	6,465	4,000
Professional liability insurance	57	645
Publications	600	-
Stationary and office supplies	133	1,876
Postage	65	-
Telephone	3,000	1,500
Auto expense	76	687
Meals	36	342
Entertainment	259	1,385
Other taxes	75	-
Legal and collections	4,500	9,308
Occupancy	18,000	9,000
Miscellaneous	-	4,432
Total Operating Expenses	45,446	39,470
Net Loss	$ (45,414)	$ (39,470)

See accompanying notes to the financial statements.

Mercadien Securities, LLC
Statements of Changes in Members' Equity
Year Ended December 31, 2003
and For The Period From May 6, 2002
(Date of Inception) to December 31, 2002

	Contributed Capital	Retained Deficit	Total
Balance, May 6, 2002 (Date of Inception)	$ -	$ -	$ -
Capital Contributions by Members' - Cash	40,000	-	40,000
Capital Contributions by Members' - Services	16,500	-	16,500
Net Loss For the Period from May 6, 2002 (Date of Inception) to December 31, 2002	-	(39,470)	(39,470)
Balance, December 31, 2002	56,500	(39,470)	17,030
Capital Contributions by Members' - Cash	150,000	-	150,000
Capital Contributions by Members' - Services	33,000	-	33,000
Net Loss for the Year Ended December 31, 2003	-	(45,414)	(45,414)
Balance, December 31, 2003	$ 239,500	$ (84,884)	$ 154,616

See accompanying notes to the financial statements.

Mercadien Securities LLC
Statement of Cash Flows

	Year Ended December 31, 2003	Period From May 6, 2002 (Date of Inception) to December 31, 2002
Cash Flows From Operating Activities		
Net Loss	$ (45,414)	$ (39,470)
Adjustments to Reconcile Net Income to Net Cash Used by Operating Activities:		
Contributed services by members'	33,000	16,500
Decreases (Increases) in Assets		
Deposit with clearing agent	(50,032)	-
Prepaid expenses	57	(397)
Increases (Decreases) in Liabilities		
Accounts payable	2,546	587
Net Cash Used by Operating Activities	(59,843)	(22,780)
Cash Flows From Financing Activities		
Members' capital contributions	150,000	40,000
Net Cash Provided by Financing Activities	150,000	40,000
Net Increase in Cash	90,157	17,220
Cash, Beginning of Period	17,220	-
Cash, End of Period	$ 107,377	$ 17,220
SUPPLEMENTAL CASH FLOW INFORMATION		
Interest paid	$ -	$ -
Income taxes paid	$ -	$ -

See accompanying notes to the financial statements.

NATURE OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of the Business

Mercadien Securities, LLC (the Company) is a Registered Broker Dealer with the Securities and Exchange Commission (SEC) and a member of the National Association of Securities Dealers (NASD). The Company is a brokerage firm that sells securities and provides investment banking and investment advisory services to corporations and individuals located in New Jersey. During the year ended December 31, 2003, the Company changed its name from Mercadien Capital, LLC to Mercadien Securities, LLC.

Estimates and Uncertainties

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results, as determined at a later date, could differ from those estimates.

Income Taxes

The Company is taxed as a partnership for federal income tax purposes and, thus, no income tax expense has been recorded in the financial statements. Taxable income of the Company is passed through to the members and reported on their individual tax returns.

CONCENTRATIONS OF BUSINESS AND CREDIT RISK

At times throughout the year, the Company may maintain certain bank accounts in excess of FDIC insured limits.

NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. At December 31, 2003 and 2002, the Company had net capital of $154,276 (2003) and $16,633 (2002), which was $149,276 (2003) and $11,633 (2002) in excess of its required net capital. The Company's net capital ratio was .02 to 1 (2003) and .04 to 1 (2002).

RELATED PARTY TRANSACTIONS

The Company leases office space in Princeton from a member on a month to month basis currently at a rate of $1,500 per month. Rent expense under this agreement amounted to $18,000 and $9,000 for the year ended December 31, 2003 and for the period from May 6, 2002 (Date of Inception) to December 31, 2002, respectively.

One of the Company's members also provides the Company with certain administrative and support services on a month to month basis. Expenses under this arrangement amounted to $15,000 and $7,500 for the year ended December 31, 2003 and for the period from May 6, 2002 (Date of Inception) to December 31, 2002, respectively.

In lieu of payment for rent and administrative expenses, the member and Company agreed to record these transactions as paid-in capital in 2003 and 2002.

Mercadien Securities, LLC
Supplementary Information
Computation of Net Capital Under Rule 15c3-1 of
the Securities and Exchange Commission
December 31, 2003

NET CAPITAL	
Total Members' Equity	$ 154,616
Deductions and/or Charges:	
Non-Allowable Assets:	
Prepaid expenses	340
Total Non-Allowable Assets	340
Net Capital	$ 154,276
AGGREGATE INDEBTEDNESS	$ 3,133
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital required	$ 391
Minimum dollar net capital requirement	$ 5,000
Excess Net Capital at 1,500 percent	$ 149,276
Excess Net Capital at 1,000 percent	$ 153,963
Ratio of Aggregate Indebtedness to Net Capital	.02 to 1

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-17A-5, Part IIA filing as of December 31, 2003.

See accompanying notes to the financial statements.

Mercadien Securities, LLC
Supplementary Information
Computation of Net Capital Under Rule 15c3-1 of
the Securities and Exchange Commission
December 31, 2002

NET CAPITAL	
Total Members' Equity	$ 17,030
Deductions and/or Charges:	
Non-Allowable Assets:	
Prepaid expenses	397
Total Non-Allowable Assets	397
Net Capital	$ 16,633
AGGREGATE INDEBTEDNESS	$ 587
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital required	$ 73
Minimum dollar net capital requirement	$ 5,000
Excess Net Capital at 1,500 percent	$ 11,633
Excess Net Capital at 1,000 percent	$ 16,574
Ratio of Aggregate Indebtedness to Net Capital	.04 to 1

See accompanying notes to the financial statements.

Mercadien Securities, LLC
Computations for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2003

The Company claims an exemption from the reserve requirement under paragraph (k)(2)(ii) of Rule 15c3-3.

See accompanying notes to the financial statements.

Mercadien Securities, LLC
Computations for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2002

The Company claims an exemption from the reserve requirement under paragraph (k)(2)(ii) of Rule 15c3-3.

Rosenberg Rich
Baker Berman
& COMPANY
A PROFESSIONAL ASSOCIATION OF
CERTIFIED PUBLIC ACCOUNTANTS

380 Foothill Road • P.O. Box 6483 • Bridgewater, NJ 08807-0483
Phone: 908-231-1000 • FAX: 908-231-6894
Website: www.rrbb.com • E-Mail: info@rrbb.com

**Independent Auditors' Report on Internal Accounting Control
Required by SEC Rule 17a-5**

To the Members of
Mercadien Securities, LLC

In planning and performing our audit for the financial statements of Mercadien Securities, LLC (the Company) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17-a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that the assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected with a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, National Association of Securities Dealers, and various state regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rosenberg Rich Baker Berman & Company

Bridgewater, New Jersey
February 20, 2004

Rosenberg Rich
Baker Berman
& COMPANY

A PROFESSIONAL ASSOCIATION OF
CERTIFIED PUBLIC ACCOUNTANTS

380 Foothill Road ◦ P.O. Box 6483 ◦ Bridgewater, NJ 08807-0483
Phone: 908-231-1000 ◦ FAX: 908-231-6894
Website: www.rrbb.com ◦ E-Mail: info@rrbb.com

Independent Auditors' Report on Internal Accounting Control
Required by SEC Rule 17a-5

To the Members of
Mercadien Securities, LLC

In planning and performing our audit for the financial statements of Mercadien Securities, LLC (the Company) for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17-a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that the assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Rosenberg Rich
Baker Berman
& COMPANY
A PROFESSIONAL ASSOCIATION OF
CERTIFIED PUBLIC ACCOUNTANTS

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected with a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, National Association of Securities Dealers, and various state regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rosenberg Rich Baker Berman & Company

Bridgewater, New Jersey
February 20, 2004